

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2021

Jiro Morisawa
President
American Honda Receivables LLC
1919 Torrance Boulevard
Torrance, California 90501

> **Re: American Honda Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed December 1, 2021**
> **File No. 333-261436**

Dear Mr. Morisawa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eathen Gums at 202-551-7991 or Benjamin Meeks at 202-551-7146 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance